Exhibit 99.1

PINTEC Announces Changes in the Board of Directors

BEIJING, October 24, 2025 /PRNewswire/ -- Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading technology platform committed to enabling innovative financial and digital solutions for businesses worldwide, today announced that its directors, Mr. Chao Chen and Mr. Tixin Li, resigned from their respective roles on the board of directors of the Company (the “Board”). Their resignations did not result from any disagreement with the Company.

To fill these vacancies, the Board has appointed Mr. Xin Yang and Mr. Hao Liu as directors of the Board.

Mr. Yang has been serving as the Company’s chief financial officer since December 29, 2023. Mr. Yang has 20 years of experience in accounting and financial management. Prior to joining the Company, Mr. Yang served as chief financial officer at Shenzhen Longchengfa Technology Co., Ltd. from October 2021 to December 2023. Mr. Yang received his bachelor’s degree from Central University of Finance and Economics in 2004.

Mr. Liu has been serving as an independent director of 3 E NETWORK TECHNOLOGY GROUP LIMITED (NASDAQ: MASK) since December 2024. Prior to that, Mr. Liu held roles of co-founder and chief executive officer at Jeethen Capital from January 2020 to December 2024, overseeing the firm’s strategic direction and daily operations. From March to August 2021, Mr. Liu served as CEO and director at Mercurity Fintech Holding Inc. (NASDAQ: MFH), where he led the company’s successful business transformation and service optimization. From October 2017 to February 2019, Mr. Liu served as chief technology officer at Huasheng Securities, where he enhanced the firm’s fintech infrastructure and digital services through his technical leadership. Mr. Liu also leverages his deep technical expertise and financial industry insight as an angel investor supporting multiple innovative fintech startups. Mr. Liu earned a Bachelor’s Degree in Software Engineering from Nanjing University of Science and Technology in 2008.

“We extend our sincere gratitude to Mr. Chen and Mr. Li for their valuable contributions and dedicated service to PINTEC. Their leadership and insights have played an important role in shaping the Company’s strategic direction.” said Mr. Jun Dong, chairman of the Board. “At the same time, we are pleased to welcome Mr. Yang and Mr. Liu to the Board. We are confident that their appointments will further strengthen the Board and support PINTEC’s continued growth and innovation.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Pintec’s strategic and operational plans, contain forward-looking statements. Pintec may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to the markets and industries where the Company operates, and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Pintec

PINTEC is a Nasdaq-listed technology company dedicated to delivering innovative financial and digital solutions to micro, small, and medium enterprises worldwide. Through its open platform, PINTEC connects business partners and financial institutions, enabling them to provide efficient, technology-driven services to end users across international markets. By empowering partners with embedded financing capabilities and advanced digital tools, PINTEC helps businesses expand their offerings and supports financial institutions in reaching new customer segments in the digital economy. PINTEC continues to deliver exceptional digitization services, diversified financial products, and best-in-class solutions powered by cutting-edge technology, strengthening partnerships and meeting global client needs. For more information, please visit ir.Pintec.com.

For further information, please contact:

Pintec Technology Holdings Ltd.

Phone: +86 (10) 6506-0227

E-mail: ir@pintec.com